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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

August 26, 2022

VIA EDGAR

Ms. Karen Rossotto

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Six Circles Trust

Post-Effective Amendment Nos. 40 and 41 to Registration Statement on Form N-1A filed on June 29, 2022 (File Nos. 333-225588, 811-23325) (the “Registration Statement”)

Dear Ms. Rossotto:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement. The Staff’s comments were conveyed to the Registrant telephonically on August 18, 2022. Below are the Staff’s comments and the Registrant’s responses thereto. Where revisions to the Registration Statement are referenced in the Registrant’s responses, such revisions will be included in Post-Effective Amendment Nos. 42 and 43 (the “Amendments”), which will be filed by the Registrant pursuant to Rule 485(b).

1.

We note that the prospectus and SAI of the U.S. Unconstrained Equity Fund are incorporated by reference from a previously filed post-effective amendment. Please advise what rules you are relying on for incorporation by reference and how doing so would be consistent with the general principles and instructions behind Form N-1A. Alternatively, please revise to include all required items directly in the filing.

Response: The Amendments will not incorporate the prospectus and SAI by reference and instead will include all required items directly.

2.

As written, the disclosure does not give enough information about the fund’s strategy, investment types, means of selecting investments or portfolio construction. Please revise to explain the strategy in clear, concise, understandable language. Revisions may focus on how the adviser makes tactical allocation decisions and the types of indexes used to implement the strategy. In this regard, the reference to “‘bottom-up’ fundamental research alongside ‘top-down’ quantitative approaches[,]” is unclear (e.g., what data, metrics and analyses are you typically doing and looking at).

Response: The Registration Statement has been revised accordingly.

3.

(a) Please clarify in disclosure, what publicly-available indexed investment strategies are, what types of securities are invested in using the strategy, and when actively allocating, are there a number of indexes the fund will invest in simultaneously. In addition, please clarify the role of the sub-adviser and adviser and how the strategy is implemented. We note the reference that constituents of the custom index are solely determined by the adviser on an ongoing basis. Is this determination rules based or more subjective? (b) Please explain in correspondence why this group of securities is considered and labeled as an index. (c) Please disclose the percentage or range of percentages you anticipate being allocated to the strategy.

Response: (a) The Registration Statement has been revised accordingly.

(b) In order to avoid any confusion with respect to the term “custom index,” we have revised the Registration Statement to refer to this allocation as a “custom equity sleeve.”

(c) The Registration Statement has been revised accordingly.

4.

Please consider revising the following sentence for clarity: “In allocating the assets of the Fund, the Adviser generally makes tactical allocation decisions by directing shifts in allocations among the various investment strategies represented by Indexes.”

Response: The Registration Statement has been revised accordingly.

5.

Please explain the meaning of the following sentences and revise to explain the impact to investors in the fund and how it relates to the strategy: “In making allocations among such indexed investment strategies, including the Custom Index, and/or in changing the categories of indexed investment strategies and other investment strategies employed by the Fund, the Adviser expects to take into account the investment goals of the broader investment programs administered by the Adviser or its affiliates, for whose use the Fund is exclusively designed. As such, the Fund may perform differently from a similar fund that is managed without regard to such broader investment programs.”

Response: As described in the prospectus, “[t]he Funds are designed exclusively for investors participating in investment advisory programs or trusts (each, a “JPM Program”) managed by JPMorgan Chase Bank, N.A., J.P. Morgan Private Investments Inc. or one of their affiliates.”

The prospectus further notes that “these Funds are specifically designed to be completion portfolios within an overall discretionary portfolio and are not intended to be standalone investments.”

Additionally, the prospectus advises investors that “An investment in a Fund or any other fund is not designed to be a complete investment program. It is intended to be part of a broader investment program administered by the Adviser or its affiliates. The performance and objectives of a Fund should be evaluated only in the context of your complete investment program. The Funds are managed in such a fashion as to affect your assets subject to the broader investment program and therefore changes in value of a Fund may be particularly pronounced and a Fund may underperform a similar fund managed without consideration of the broader investment program. The Funds are NOT designed to be used as a stand-alone investment.”

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland
Gregory S. Rowland

cc:	Abby L. Ingber, J.P. Morgan Private Investments, Inc.

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